AMERICAN INDEPENDENCE FINANCIAL SERVICES, LLC

335 MADISON AVE., MEZZANINE

NEW YORK, NY 10017

                                                            December 22, 2009

Mr. Keith O’Connell

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, NW

Mail Stop 05-05

Washington, DC  20549

RE:       The American Independence Funds Trust

                        SEC File Numbers: 811-21757; 333-124214

Dear Mr. O’Connell:

This letter provides you with our responses to your most recent comments on the 485A filed on May 5, 2009, with respect to adding the Fusion Fund to the American Independence Funds Trust.

Below, please find the response to each comment you provided on December 21, 2009. Included with this correspondence letter is a copy of a black-line to the latest draft for your review.

COMMENT

On page 3 under Main Strategies, the second sentence should be changed to read that the Fund will “also” invest in debt securities.  It should be indicated whether the debt securities are U.S. or foreign Government or Government Secured bonds.  The maturity and quality should also be noted.

RESPONSE

The sentence has been changed to read as follows:

The Fund will also invest in debt securities of the U.S. and foreign Government and Government secured bonds of any maturity or quality.

COMMENT

Please revise the footnote on the CPI.  It is very confusing as written.

RESPONSE

The footnote has been revised.

COMMENT

On page 9 under footnote 6, the last sentence should be revised to include how long the expense cap will be in place.

RESPONSE

Footnote 6 has been revised to reflect that the expense cap will be in place for a period of three years.

COMMENT

On page 11, the second paragraph under the heading Investment Adviser should be changed to indicate that Mr. Barneby oversees the sub-adviser not that he has day to day oversight of the Fund.

RESPONSE

Change has been made.

COMMENT

On page 11 under the heading Investment Adviser, please include in Mr. Barneby’s bio the dates he was employed at the various companies for the previous 5 years.

RESPONSE

Dates have been inserted in Mr. Barneby’s bio.

            We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please do not hesitate to contact the undersigned at 646-747-3477 or Terry Donovan at 646-747-3475 should you have any questions pertaining to this filing.  We look forward to your comments.

                                                                                                Very truly yours,

                                                                                                /s/ Eric M. Rubin

                                                                                                Eric M. Rubin

                                                                                                President